SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment #9)
Under the Securities and Exchange Act of 1934

  MFS Government Markets Income Trust
(Name of Issuer)

Common Stock
(Title of Class of Securities)

552939100
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sully?s Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2005
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 5 pages)
There are no exhibits.

















ITEM 1	Security and Issuer
		Common Stock
		MFS Government Markets Income Trust
		MFS Funds
		500 Boylston Street
		Boston, Mass.    02116
ITEM 2	Identity and Background
a) Karpus Management, Inc. d/b/a Karpus Investment
Management (?KIM?)
George W. Karpus, President, Director and Controlling
Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sully?s Trail
		Pittsford, New York 14534
c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset management (i.e. fixed income investments).
d) None of George W. Karpus, JoAnn VanDegriff, or Sophie
Karpus (?the Principals?) or KIM has been convicted in the past five years of any criminal proceeding (excluding traffic
violations).
e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
KIM, an independent investment advisor, has accumulated shares of MGF on behalf of accounts that are managed by KIM (?the
Accounts?) under limited powers of attorney.  All funds that have been utilized in making such purchases are from such
Accounts.
ITEM 4	Purpose of Transaction
KIM has purchased Shares for investment purposes.  Being
primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of MGF fit the investment guidelines for various Accounts.  Shares have been acquired
since  October 21, 1992.
ITEM 5	Interest in Securities of the Issuer
A) As of the date of this Report, KIM owns 3,683,002 shares, which represents 6.86% of the outstanding Shares. George W. Karpus currently owns 2400 shares purchased on January 8, 2004 at $6.82 (1500 shares) and November 8 at $6.54 (900 shares). Dana Consler presently owns 1700 shares purchased on February 15, 1995 at $6.125 (400 shares), October 31, 1997 at $6.6875 (500 shares), October 21 and 22, 2003 at
$6.69 (350 shares), and November 10 and 11, at $6.69 (450 shares).
Sophie Karpus (Director) presently owns 4000 shares purchased
December 29, 1999 at a price of $5.75 (300 shares), December 26, 2003 at
$6.77 (550 shares), and November 2, 2004 at $6.63 (1300 shares), May
16, 2005 at a price of $6.63 (1850shares). Karpus Profit Sharing Plan presently owns 2900 shares purchased November 13, 2001 at a price of $6.73 (1050 shares), July 2, 2003 at $6.95 (1150 shares), July 30, 2004 at
$6.48 (600 shares), and August 2, 2004 at $6.48 (100 shares). Karpus
Investment Management Defined Benefit Plan currently owns 2300 shares purchased on September 2, 2003 at $6.65 (850 shares), April 29, 2004 at
$6.53 (270 shares), and September 15, at $6.59 (1180 shares). None of the other Principles of KIM presently owns shares of MGF.
      b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
c)  Open market purchases for the last 60 days for the Accounts.
There have been no dispositions and no acquisitions, other than by such open market purchases,
DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
9/1/2005
3300
6.66

10/3/2005
3800
6.64
9/2/2005
4500
6.67

10/5/2005
8000
6.63
9/7/2005
3380
6.68

10/6/2005
4100
6.63
9/13/2005
1700
6.65

10/10/2005
900
6.62
9/14/2005
5750
6.62

10/10/2005
-350
6.62
9/20/2005
700
6.61

10/11/2005
2100
6.59
9/21/2005
1100
6.60

10/13/2005
8500
6.49
9/22/2005
7100
6.65

10/14/2005
2700
6.47
9/23/2005
4400
6.65

10/17/2005
4100
6.50
9/26/2005
6710
6.63

10/18/2005
3700
6.50
9/27/2005
9400
6.64

10/27/2005
2630
6.44
9/28/2005
800
6.63

10/28/2005
6300
6.45
9/29/2005
2600
6.64




9/30/2005
1600
6.64




The Accounts have the right to receive all dividends from, any proceeds from the sale of the Shares. KIM reserves the right to further accumulate or sell shares. None of the Accounts has an interest in shares constituting more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships
	with Respect to Securities of the Issuer.
Except as described above, there are no contracts,
arrangements, understandings or relationships of any kind
among the Principals and KIM and between any of them and any other person with respect to any of MGF Securities.
ITEM 7	Materials to be Filed as Exhibits
		There are no exhibits.





































Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.



November 9, 2005           	            By:________________________
          Date						   Signature
					   Dana R. Consler, Senior Vice President
         Name/Title